Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Forest Road – Beachbody – Myx Merger Announcement – Deadline Hollywood (Deadline.com) Coverage | February 10, 2021

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Deadline Hollywood (Deadline.com) | Forest Road SPAC With Former Disney Execs Kevin Mayer, Tom Staggs Buying Digital Fitness Group Beachbody

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Forest Road SPAC With Former Disney Execs Kevin Mayer, Tom Staggs Buying Digital Fitness Group Beachbody

Deadline Hollywood (Deadline.com)

By Jill Goldsmith

February 10, 2021

Kevin Mayer

Damian Dovarganes/AP

Forest Road Acquisition Corp., a special purpose acquisition company (or SPAC) backed by the eponymous entertainment finance firm with a Hollywood-heavy roster of advisors has found its target, announcing plans to buy digital fitness specialist Beachbody Company and take it public.

The transaction involves a three-way merger between the Forest Road SPAC, Myx Fitness Holdings, an at-home connected fitness platform, and Santa Monica-based Beachbody. The deal values the combined business at $2.9 billion and is expected to add over $420 million of cash to the balance sheet.

This is one of the first high-profile entertainment SPAC-backed acquisitions by an explosion of financial vehicles also called “blank check” companies. Backers, in this case Forest Road, assemble seasoned executives and advisors, create a SPAC, take it public and start looking for an operating company to acquire. Merging with a SPAC is a faster, easier way for a private company to go public.

“When we raised our SPAC, we were determined to find a company with a strong, proven business model and significant growth potential where we could add value from our experience in the creation and monetization of premium content. Beachbody is a perfect fit with those objectives,” said Tom Staggs, former COO & CFO of Disney and Forest Road board member and strategic advisory committee chair.

Beachbody will continue to be led by Carl Daikeler, Beachbody’s co-founder, chairman and CEO Jon Congdon, co-founder of Beachbody and CEO of Openfit. Forest Road’s strategic advisor Kevin Mayer, former CEO of TikTok and top Disney executive, will join the combined company’s board. Beachbody management and shareholders are rolling over 100% of their equity stake and will own approximately 84% of the pro forma business at close.

Openfit brings its own celeb pedigree. In December, it acquired Ladder, a nutritional company founded by LeBron James and Arnold Schwarzenegger, who are now investors.

Upon closing, The Beachbody Company will be the parent company of three premium content and technology-driven businesses: Beachbody On Demand (BOD), Openfit and Myx. The transaction is expected to close in the second quarter of 2021 and the combined company will be listed on the NYSE under a new ticker symbol, BODY.

“Beachbody’s rapid subscriber growth is grounded in the concept of community and accountability with a mission-driven focus that capitalizes on the huge growth in the health and wellness space. The Company’s engagement and retention metrics validate the quality and depth of its content library and direct-to-consumer (DTC) technology capabilities. I see many parallels at Beachbody with the work we did at Disney, where we aggressively accelerated our digital transformation and leveraged our content to build Disney+, ESPN+ and Hulu,” said Mayer.

“I’m excited to join the board to help further fuel growth and value creation for the company and its shareholders,” Mayer said. In prepared remarks on a brief call, he noted the boom and opportunity in the fitness space and anticipated the company’s revenue would rise from an estimated $1.1 billion in 2021 to over $3 billion by 2025.

Forest Road announced the SPAC in October and went public in November. SPACS have up to two years to identify takeover targets.

The Forest Road team includes three former Disney senior executives — Staggs, Mayer and Salil Mehta, its chief financial officer. Other directors, officers and strategic advisors include Shaquille O’Neal, Peter Schlessel, Keith Horn, Sheila Stamps, Teresa Miles Walsh and Martin Luther King III.

SPACs can target any sector and media/entertainment has its fair share.

Bright Lights Acquisition Corp, a SPAC run by former Dick Clark Prods. CEO Mike Mahan and co-chairmen of the board Allen Shapiro and John Howard, began trading in January. Its board also includes singer-songwriter Ciara Wilson, Mandalay Entertainment Group chairman and CEO Peter Guber and Endeavor president Mark Shapiro. It’s looking for a company in the consumer products, media, entertainment or sports space valued at $500 million to $1.5 billion, which is ready to scale up and go public.

Thrillist and PopSugar parent group Nine Media has launched a SPAC to pursue digital deals.

Cindy Holland, who departed Netflix recently after an 18-year run, this year, joined the board of a new SPAC, Horizon Acquisition Corp II.

John Malone has created the Liberty Media Acquisition Corporation SPAC.

Media and entertainment execs Harry Sloane and Jeff Sagansky have launched a series of SPACs in recent years including the Diamond Eagle and Flying Eagle Acquisition Corps. Flying Eagle acquired mobile gaming platform Skillz and will be taking it public. Diamond Eagle merged with DraftKings, creating the only pure-play sports betting company. Playboy will be going public again after merging with the Mountain Crest Acquisition Corp. SPAC. And Gerry Cardinale’s RedBird Capital is launching a SPAC called RedBall Acquisition to target sports media properties including data analytics companies or possibly a sports franchise.

CEO and former Hearst executive Joanna Coles is looking for acquisitions with her SPAC, Northern Star Acquisition Corp.

Politicians have moved into the space. Former House Speaker Paul Ryan is chairman of an SPAC he created called Executive Network Partnering Corp. Earlier this month, former Secretary of Commerce Wilbur Ross created his own SPAC, Ross Acquisition Corp. II, with Larry Kudlow on the board.

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IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Business Combination”) among Forest Road Acquisition Corp., a Delaware corporation (the “Company”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx”) including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, future financial condition and performance of Beachbody and Myx and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the concurrent private placement transaction (the “PIPE transaction”), the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody and Myx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Agreement and Plan of Merger, dated as of February 9, 2021, with Beachbody, Myx and respective parties thereto (the “Merger Agreement”) by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on the business relationships operating results, and business generally of Beachbody and Myx, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody, Myx and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.